UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 6 December 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes         No X

Wafi-Golpu Project update – underground exploration
planned at Golpu
6 December 2013

Harmony Gold Mining Company Limited (Harmony) and Newcrest Mining Limited (Newcrest) today announced plans to complete a feasibility study to evaluate an underground exploration programme for the
Wafi-Golpu Project.

The Wafi-Golpu exploration project is owned by the Wafi-Golpu unincorporated joint venture between subsidiaries of Newcrest (50%) and Harmony (50%), and is located in the Morobe Province in Papua New
Guinea.

This next phase of work requires a feasibility study on an exploration shaft and associated underground staging platforms to complete deep underground drilling and bulk sampling of the ore body. Underground access to the orebody through the exploration shaft would generate essential ore body knowledge required to support a future development decision. Geotechnical drilling to identify a suitable exploration shaft location has commenced.

The Johannesburg office of the engineering consulting firm WorleyParsons TWP has been engaged to prepare the feasibility study for the proposed exploration shaft for consideration and approval by the joint venture. Their engagement also includes a review of an associated lower capital expenditure development option for the Golpu deposit to underpin the commercial decision to sink an exploration shaft.

The joint venture anticipates a final investment decision for the proposed exploration shaft during the second half of calendar 2014, subject to receipt of necessary regulatory approvals.

The joint venture also aims to finalise an agreement with the PNG Government to provide a framework for the underground exploration phase, ongoing technical and economic studies and, ultimately, the future development and operation of the project.

These planning and study activities are accommodated within the 2014 exploration budget for the project. In parallel to these planning and study activities, the joint venture will continue with investment in the community in the Wafi-Golpu project area.

Harmony has prepared a presentation in support of this release, which is available on
www.harmony.co.za/investors.
Harmony Gold Mining Company Limited
Henrika Basterfield
Marian van der Walt
Investor Relations Manager Executive: Corporate and Investor Relations
P: +27(0)11 411 2314
P: +27 (0)11 411 2397
M: +27 82 759 1775
M: +27 82 888 1242
E:
henrika@harmony.co.za
E:
marian@harmony.co.za
Newcrest Mining Limited
Investor Enquiries
Media Enquiries
Steve Warner
Kerrina Watson
P: +61 3 9522 5493
P: +61 3 9522 5593
E:
steve.warner@newcrest.com.au
E: kerrina.watson@newcrest.com.au

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 6, 2013
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director